3811 Turtle Creek Blvd. Suite 1100

Dallas, Texas 75219

VIA EDGAR

January 18, 2012

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:	Eagle Materials Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed May 26, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 4, 2011
File No. 1-12984

Dear Mr. O’Brien:

This provides our response to your letter dated January 5, 2012 regarding your review of the Eagle Materials Inc. Form 10-K for the fiscal year ended March 31, 2011 and Form 10-Q for the period ended September 30, 2011.

Form 10-K for Fiscal Year Ended March 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 22

1.	We note that you have presented consolidated revenues and operating costs based on the sum of revenues and operating costs presented for reportable segment purposes, which are non-GAAP measures. In future filings, please present revenues and operating costs determined using US GAAP prior to the non-GAAP measures presentation. Please also provide a discussion and analysis of the US GAAP amounts before providing a discussion and analysis of the non-GAAP measures. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance. Finally, please provide a reconciliation of the non-GAAP measures from the most comparable US GAAP measure and provide an explanation as to why the non-GAAP measures provide investors with useful information. Please refer to Item 10(e)(1)(i)(b) and (c) of Regulation S-K for guidance.

Company Response

In future filings, we will no longer present consolidated revenues and operating costs based on the sum of the non-GAAP measures reported for segment purposes.

2.	In future filings, please quantify the extent to which increases/decreases in volume, prices and/or the introduction of new products attributed to the increase or decrease in revenues and operating earnings at the consolidated level and the reportable segment level. Please refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, please quantify the impact of other factors you identified that contributed to fluctuations, as appropriate. For example, you attribute the increase in operating costs to an increase in sales volume for cement and increased raw material costs for paperboard without quantifying either factor.

Company Response

We believe the inclusion of the table disclosing sales volumes and average sales prices by segment for each period presented on Page 24 provides the information contemplated in Item 303 (a) (3) (iii). We confirm that, in future filings, we will narratively discuss and quantify the impact of other factors you identified that contributed materially to fluctuations, including the impact of any new products, if applicable.

3.	We note your disclosure within the Business section that utilization of your gypsum wallboard manufacturing facilities was at 50% for fiscal year 2011. We further note that utilization was at 50% for fiscal year 2010, down from 60% utilization for fiscal year 2009, 80% for fiscal year 2008, and 91% for fiscal year 2007. In future filings, please disclose the impact fixed costs associated with these facilities are having on your operating results. Refer to Item 303(a)(3)(ii) of Regulation S-K. Please also confirm that you have not incurred any material restructuring costs during any period presented associated with the reduction in utilization rates or other activities to reduce costs in response to the decline in operating results.

Company Response

We confirm that, in future filings, we will disclose the impact fixed costs associated with our gypsum wallboard manufacturing facilities have on our operating results, if such costs have a material effect on our income from continuing operations or are necessary for an understanding of material fluctuations between periods. While our utilization rates remain low at our gypsum wallboard operations, Eagle’s low cost producer position can be attributed to, among other things, our low fixed costs and low overhead structure which has allowed us to remain cash flow positive throughout the cycle. We also confirm that we have not incurred any material restructuring costs during any period presented.

4.	We note your disclosure on page 14 that your products are commodities. We further note that changes in volume of products sold have materially impacted revenues. Please expand upon this disclosure to provide a discussion and analysis of your market share for each of your significant products for each period presented in future filings. This disclosure will provide investors with a better understanding of the underlying reasons for increases/ decreases in volume of products sold. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Company Response

As stated in Question 2, we believe the tabular presentation of sales volumes and average sales prices by operating segment, which are presented on page 24 of the report, provides meaningful information to investors about factors materially impacting revenues. We confirm that, in future filings, we will expand our disclosures to provide discussion and analysis of the underlying reasons for increases/decreases in the volume of products sold, including changes in our relevant market share, to the extent that such changes are material to increases or decreases in the volume of products sold.

5.	In future filings, please ensure your discussion and analysis of your operating results provide investors with a full understanding of all material factors impacting income/(loss) from continuing operations. For example, we note that operating earnings as a percentage of revenues for the cement reportable segment declined from 25.4% to 20.2%. However, you did not provide investors with an explanation as to why. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Company Response

We confirm that, in future filings, we will ensure that our discussion and analysis of our operating results includes discussion of the material factors impacting income/(loss) from continuing operations.

Critical Accounting Policies, page 28

Impairment of Long-Lived Assets, page 28

6.

We note that you temporarily idled your Bernalillo, New Mexico gypsum wallboard manufacturing facility during December 2009. In future filings, please disclose the carrying value of this facility and the equipment located at this facility. This disclosure will allow investors to understand the amount of property, plant and equipment that is at risk for future impairment. Given the significant decline in your operating results beginning with fiscal year 2008 through the current periods as compared to fiscal year 2007, it would appear as though you should be explaining to investors how you determined that your tangible and intangible assets are realizable and that you do not foresee recognizing a material write-down or impairment charge in the future. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.” Please provide us with the disclosures you would have included in your March 31, 2011 Form 10-K in response to this comment.

Company Response

We confirm that, in future filings, we will disclose the carrying value of the Bernalillo, New Mexico gypsum wallboard facility and the equipment located at this facility, for so long as this facility remains idled.

Disclosures we would have included in Item 7 of our March 31, 2011 Form 10-K and intend to include in our December 31, 2011 Form 10-Q are as follows:

We temporarily idled our gypsum manufacturing facility in Bernalillo, N.M. beginning in December 2009, due to cyclical low gypsum wallboard demand. The carrying value of the Bernalillo plant and equipment at March 31, 2011 was $8.7 million and $1.4 million, respectively. We currently have a strong market position in New Mexico, and our Albuquerque gypsum wallboard facility is operating at close to capacity. We plan on resuming manufacturing at the Bernalillo facility in the future when demand for our products improves. Costs of maintaining the facility during the idling are not significant, and the facility was generating positive cash flow prior to being idled, therefore we do not believe it is likely at this time that the value of the plant and equipment is impaired.

Goodwill, page 29

7.	We note that 88% of total goodwill has been allocated to the gypsum wallboard operating segment. We further note that this operating segment has reported close to breakeven operating earnings for each of the three fiscal years ended March 31, 2011, with an operating loss reported for the six-months ended September 30, 2011. As such, please revise your disclosures for the testing of the gypsum wallboard operating segment’s goodwill for impairment to address the following:

☐	Define the reporting unit level at which you test goodwill for impairment.

☐	The percentage by which fair value exceeds carrying value as of the most-recent step-one test for each reporting unit with a fair value that does not substantially exceed the carrying value.

☐	The amount of goodwill allocated to the corresponding reporting unit.

☐	A description of the assumptions that drive the estimated fair value. Please ensure that your description of the key assumptions is specific to the reporting unit(s) with a fair value that does not substantially exceed the carrying value.

☐	A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit’s fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.

☐	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

☐	Any other material and useful information you gather and analyze regarding the risks of recoverability of goodwill.

If you have determined that estimated fair values substantially exceed carrying values for some or all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your March 31, 2011 Form 10-K in response to this comment.

Company Response

Impairment testing for our gypsum wallboard segment is done at the operating segment level. We decided to use the segment level because the gypsum wallboard business is a national business, serving a national customer base. We regularly fill orders for the same customers from different wallboard facilities depending upon a number of factors, such as availability, production schedules and logistics.

We have determined, after performing the first step of the impairment test, that the estimated fair value of our wallboard segment exceeds the carrying value of our wallboard segment, including goodwill, by approximately 30% at March 31, 2011. Some factors contributing to the fair value substantially exceeding carrying value are the relatively low carrying values of our manufacturing facilities, the cyclical nature of the wallboard business and our low cost producer position which has allowed us to generate positive cash flow throughout the cycle.

The following disclosure would have been included on page 29 of the report in the critical accounting estimate section for goodwill in the March 31, 2011 Form 10-K and we intend to include in our March 31, 2012 Form 10-K:

The segment breakdown of goodwill at March 31, 2011 and 2010 is as follows:

	For the Years Ended March 31,
	2011	2010
	(dollars in thousands)
Cement	$8,359	$8,359
Gypsum Wallboard	116,618	116,618
Paperboard	7,538	7,538

	$132,515	$132,515

Impairment testing for the cement business is done at the plant level because the relatively low value-to-weight ratio limits the geographic area in which a company can market its products profitably; therefore, the U.S. cement industry is fragmented into regional geographic areas rather than a national selling area. Impairment testing for the gypsum wallboard and paperboard segments is done at the segment level because of the national nature of the businesses and customer base.

The results of the first step of the annual impairment tests performed as of February 28, 2011 and 2010 indicated that the fair values of the reporting units with goodwill substantially exceeded their carrying values. Determining the fair value of our reporting units involves the use of significant estimates and assumptions and considerable management judgment. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. The most important of which is a cyclical recovery in U.S. construction activity from the current low levels. Actual results may differ materially from those estimates. Changes in key assumptions or management judgment with respect to a reporting unit or its prospects, which may result from a change in market conditions, market trends, interest rates or other factors outside of our control, or significant underperformance relative to historical or projected future operating results, could result in a significantly different estimate of the fair value of our reporting units, which could result in an impairment charge in the future.

Liquidity and Capital Resources, page 30

8.	We note your disclosure that you have $288.8 million of borrowings available under your Credit Facility as of March 31, 2011. Please expand this disclosure to clarify if this amount is available without violating any of your covenants.

Company Response

We confirm that, in future filings, we will expand our disclosure to clarify the amount of borrowings available to us without violating our covenants. An example of the expanded disclosure is as follows:

We had $2.0 million of borrowings outstanding under the New Credit Facility at March 31, 2011, and had $288.8 million of unused borrowings under the terms of the New Credit Facility at March 31, 2011. Due to certain covenants contained in the New Credit Facility, namely the requirement for our consolidated funded debt ratio to remain at 3.50 to 1 or less, and other outstanding debt instruments, only $66.7 million in additional borrowings were available to us at March 31, 2011 without exceeding this ratio.

Contractual and Other Obligations, page 33

9.	In future filings, please revise your table of contractual obligations to include interest payments on your long-term debt/notes payable to increase transparency of cash flows. When estimating variable interest payments, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Company Response

We confirm that, in future filings, we will include the interest payments on our long term debt in our contractual obligations table. We also confirm that we will provide disclosure as to the assumption used to estimate the variable interest amounts, if any borrowings with variable interest rates are outstanding at year end.

Consolidated Statements of Earnings, page 36

10.	Please provide us with an explanation as to how you determined that your consolidated statements of earnings are presented in accordance with the guidance in ASC 225-10-S99-2. Specifically, it is unclear (a) how you determined it is appropriate to include a portion of selling, general and administrative expenses within cost of goods sold rather than as a separate line item under gross profit; (b) why corporate general and administrative expense is not included within operating earnings as an operating expense; and (c) why a net gain on purchase of long-term debt is considered a selling, general and administrative expense rather than non-operating income. Please advise.

Company Response

a.	We view each operating facility as a cost center and as such included all of the expenses in cost of sales. Many of the costs that comprise the selling, general and administrative expenses in the locations are directly supportive of the individual business, and disclosure as cost of sales is believed to be more meaningful. Corporate general and administrative expense is truly unrelated to manufacturing and focused solely on non-production matters. We have presented our financial statements in this manner for many years, while providing additional disclosures in the footnotes of our consolidated financial statements included in our Form 10-K to ensure full transparency.

b.	Historically, we have defined operations as those activities included in the manufacture and sale of our products. As corporate general and administrative expenses are not directly related to the manufacture and sale of products, we included them in the section below Operating Earnings. In future filings, we will no longer subtotal Operating Earnings and Earnings Before Interest and Taxes.

c.	We included the gain on the sale of debt as a reduction to Corporate General and Administrative Expense because we did not believe it met the criteria for an extraordinary item, it did not impact operations, and was not necessarily considered to be interest income. In the future, we will disclose any gains or losses on debt repurchases as a separate line item in the interest section on the Consolidated Statement of Earnings.

(H) Commitments and Contingencies, page 53

11.	We note your statement regarding litigation: “we believe that all of the pending litigation proceedings in which the Company or any subsidiary are currently involved are likely to be resolved without having a material adverse effect on our consolidated financial condition or operations.” The language you use to describe these loss contingencies is not contemplated by ASC 450-20. Please revise your disclosure in future filings to clarify whether you believe it is probable, reasonably possible or remote that losses could be material to your financial condition, operations and cash flows. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450-20-50, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please also revise your disclosure in future filings to address the materiality of your litigation to your cash flows in addition to your financial position and operations. Please refer to ASC 450-20-50-1 – 50-5 for guidance. Please provide us with the disclosures that you would have included in your most recent periodic report in response to this comment.

Company Response

The statement that “we believe all pending litigation proceedings in which the Company or any subsidiary are currently involved are likely to be resolved without having a material adverse effect on our consolidated financial condition or operations” was generally intended to address any potential small claims that may exist, or are unlikely to be asserted. This disclosure was not intended to address individual assessed claims or claims of a material nature. As noted in ASC 450-20-50-8, we are not required to address such immaterial or unasserted claims unless it is probable such claims will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Since neither of these conditions are present, we will simply eliminate this disclosure from future filings. To the extent that there is a specific claim made in the future, for which we believe a material loss is reasonably possible, we will provide the disclosures contemplated by ASC 450-20.

12.	Please confirm to us that you believe it is remote that the Notice of Violation and Finding of Violation received by Nevada Cement Company will have a material impact to your financial condition, results of operations, and cash flows. Otherwise, please provide specific disclosure for this loss contingency in accordance with ASC 450-20-50-1 – 50-5 in future filings. In this regard, please provide us with the disclosures that you would have included in your most recent periodic report in response to this comment.

Company Response

We confirm that we believe it is remote that the Notice of Violation and Finding of Violation received by Nevada Cement Company will have a material impact on our financial condition, results of operations and cash flows.

13.	In future filings, please assess the materiality of the indemnification agreements to your cash flows in addition to your financial position and results of operations.

Company Response

We confirm that, in future filings, we will assess the materiality of the indemnification agreements to our cash flows as well as our financial position and results of operations.

(M) Quarterly Results (unaudited), page 62

14.	We note that an extended plant shutdown for maintenance and inventory control at your Illinois cement facility increased fourth quarter of fiscal year 2011 operating costs by $5 million. In future filings, please ensure that you provide investors with disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. Please refer to Item 302(a)(3) of Regulation S-K for guidance.

Company Response

We confirm that, in future filings, we will provide investors with disclosures for all material fourth quarter events and transactions within either the footnote disclosure or MD&A.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

(N) Segment Information, page 12

15.	We note your statement on page 15 that your annual test of impairment on goodwill is during the fourth quarter. We also note that this same disclosure was made in your Form 10-Q for the quarter ended June 30, 2011. However on page 24, you note that your annual testing of impairment on goodwill is during the first quarter, which agrees with your accounting policy in your fiscal year 2011 Form 10-K. In future filings, please ensure you are providing investors with consistent disclosures. In the event that you have changed your testing date of goodwill for impairment from the first quarter to the fourth quarter, please note that this would be considered a change in accounting principle in accordance with ASC 250-10-45-1 – 45-16 and you should have provided the disclosures required by ASC 250-10-50-1. Please advise.

Company Response

We have consistently performed our annual test of impairment in the quarter ended in March 31 (which is the last quarter of our fiscal year and the first quarter of the calendar year). In the Form 10-Q for Fiscal Quarter Ended September 30, 2011, we state on page 24 that we perform our annual test of impairment during the first calendar quarter of each year, which is identical to the statement made in our accounting policy in our March 31, 2011 Form 10-K. We understand that, although the fourth fiscal quarter and first calendar quarter are in fact the same period, this language may be confusing and will in the future filings, refer to the annual test being in the fourth quarter of the fiscal year.

16.	We note your statement that you began testing goodwill for impairment related to the gypsum wallboard operating segment on a quarterly basis due to the weakness in earnings over the last year and the first six months of fiscal year 2012. In future filings, please clarify your disclosures to note that the weakness in the gypsum wallboard operating segment began during fiscal year 2008 rather than during fiscal year 2011. Further, please provide investors with a more detailed explanation as to how you determined interim impairment testing for the gypsum wallboard’s goodwill and other assets was triggered during fiscal year 2012 rather than in prior periods in light of the significant decline that has been occurring since fiscal year 2008.

Company Response

We have performed quarterly impairment analyses on the gypsum wallboard segment each quarter beginning with the quarter ended June 30, 2008. We confirm that, in future filings, we will clarify that the weakness in the gypsum wallboard operating segment began during fiscal 2008 rather than in fiscal 2011, and discuss the reasons why we began quarterly impairment testing in fiscal 2009.

Item 2. Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 17

Results of Operations, page 18

17.	We note that during the second quarter of fiscal year 2012 you reversed a $3 million accrual that was originally recognized in a prior period. In future filings, please provide investors with a comprehensive explanation as to the nature of the accrual and why it was appropriate to reverse the accrual, positively impacting operating results, during the six-months ended September 30, 2011. Please provide us with the disclosure you intend to include in future filings.

Company Response

We note that, in our Form 10-Q for the quarter ended June 30, 2011, we provided the following disclosure: In this quarter, we reversed “a $3.0 million accrual for repairs, which related to a prior period. During the quarter, we determined that these repairs were no longer considered necessary so the entire accrual was reversed.”

We also confirm that, in future filings, we will provide an additional explanation as to the nature of the accrual and the appropriateness of reversing the accrual.

Our intended disclosure in future filings is as follows:

During the three month period ended June 30, 2011, our operating results were positively impacted by the reversal of a $3.0 million accrual which related to a prior period. The accrual was originally recorded in fiscal 2001, and related to expected costs to repair certain manufacturing equipment at our Duke, Oklahoma gypsum wallboard facility. We determined, through review of our records, that we subsequently purchased approximately $3.0 million of new equipment and virtually all the new equipment was fully depreciated at June 30, 2011. As we determined that the costs had been capitalized rather than offset against the accrual, and subsequently depreciated, we reversed the accrual during the quarter ended June 30, 2011.

Liquidity and Capital Resources, page 23

18.

We note that accounts and notes receivable increased by 47% from March 31, 2011 to September 30, 2011. In future filings, please provide investors with a discussion and analysis of the composition of accounts and notes receivable for each period presented

(i.e., the portion that is no longer considered current) along with an explanation for the significant increase. Please also consider including the measure used by management to monitor accounts and notes receivable, such as a days sales outstanding. Please also include an analysis of changes in the measure used by management. Please provide us with the disclosures you would have included in your second quarter of fiscal year 2012 Form 10-Q in response to this comment.

Company Response

As discussed in the sample disclosure provided below, the increase in account and notes receivable from March 31, 2011 to September 30, 2011 is due to seasonal factors, and we will explain any such material fluctuations in future filings.

We confirm that, in future filings, we will provide investors with a discussion and analysis of the composition of accounts and notes receivable for each period presented along with an explanation for any material fluctuations in the outstanding balance. We also confirm that we will, in future filings, include measures used by management to monitor accounts and note receivable, to the extent that management has used such measures to determine the collectability of outstanding accounts and notes receivable.

Our intended disclosure in future filings will be similar to the example disclosure below:

The increase in accounts and notes receivable at September 30, 2011 as compared to March 31, 2011 is primarily due to the seasonal nature of our businesses, primarily the cement business. Most of our cement plants are located in the northern half of the United States, and the weather in the fiscal fourth quarter generally is not conducive to large construction projects. The increase in accounts receivable at September 30, 2011 as compared to March 31, 2011 was consistent with the increase in revenues during the same periods. As a percentage of quarterly sales generated in the quarter then ended, accounts receivable was 48% and 46% at September 30, 2011 and March 31, 2011, respectively.

Management measures the change in accounts receivable by monitoring the days sales outstanding on a monthly basis to determine if any deterioration has occurred in the collectability of the accounts receivable. At September 30, 2011, no significant deterioration in the collectability of our accounts receivable was identified. Notes receivable are monitored on an individual basis.

19.	In future filings, please provide investors with a discussion and analysis of the realizability of inventories, since it is 56.1% of total current assets. As part of your analysis, please provide the measure management uses to monitor inventories, such as a turnover ratio.

Company Response

We confirm that, in future filings, we will provide investors with a discussion and analysis of the realizability of inventories. We also confirm that, in future filings, we will provide disclosures regarding the measures management uses to monitor inventories.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,

/s/ D. Craig Kesler

D. Craig Kesler

cc:	Steven R. Rowley
James Graass
William Devlin